FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Sale and Purchase Agreement fiber T. Colombia	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica informs that, yesterday, its subsidiary Colombia Telecomunicaciones S.A. ESP BIC (“Telefónica Colombia”) has entered into a sale and purchase agreement on certain fiber assets owned by Telefónica Colombia with a Colombian company controlled by Kohlberg Kravis Roberts - KKR (“InfraCo”). Telefónica Colombia will receive, as consideration, 0.2 billion dollars and 40% of the shares of a Spanish company controlled by KKR (“HoldCo”), which will be the sole shareholder of InfraCo.

Likewise, as part of the transaction, certain agreements will be signed for the provision of wholesale connectivity services by InfraCo to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services.

The transaction values HoldCo at 0.5 billion dollars (approximately 0.4 billion euros at the current exchange rate), which represents an implied multiple of approximately 20x OIBDA proforma. Upon completion, the transaction will result in a reduction of Telefónica Group's net financial debt of approximately 0.2 billion euros.

The transaction is subject to obtaining the corresponding regulatory authorizations.

This operation is part of the Telefónica Group's strategy, which includes, among other objectives, an active portfolio management policy of its businesses and assets, based on value creation and at the same time accelerating the organic reduction of debt.

Madrid, July 17, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 17, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors